1st Net Technologies, Inc.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

Date: April 26, 2005

To:	Securities and Exchange Commission
Washington, D.C. 20549
ATTN:	Robert Bell	Jason Niethamer
	Staff Attorney-(202) 942-1953	Staff Accountant-(202) 842-5675

Subject:

Response to comments, your letter dated March 24, 2005 to James H. Watson, Jr., Chief Executive Officer, 1st Net Technologies, Inc.

Reference:	1st Net Technologies, Inc.
Preliminary Schedule 14A
Filed August 27, 2004, January 7, 2005 and January 14 2005
Definitive Schedule 14A
Filed January 19, 2005
Revised Definitive Schedule 14A
Filed February 25, 2005
File No. 0-27145

Response and actions taken regarding the subject SEC letter and comments as pertaining to the referenced 1st Net Technologies, Inc. Schedule 14A filings.

Our response conforms to the format of your subject letter for ease of cross-reference. Response numbering corresponds directly to the numbers used in your original letter. Your original comments are restated, or restated in part, in Italics, for ease of reference.

BEGINNING OF RESPONSE

Schedule 14A

The 2003 annual report on Form 10KSB was replaced with the 2004 annual report on form 10KSB. All associated references now reflect the 2004 report on form 10KSB. The 2004 annual report complies with the comments and response to the 2003 report on form 10KSB. We have provided a correspondence filing of the 2003 10KSB as amended and the following specific responses to your comments.

1st Net Technologies Financial Statements

Pro Forma Financial Statements

1.

Explain why the pro forma balance sheet as of September 30, 2004 does not include any adjustments that reflect the combination of these companies. In this regard, pro forma financial information should include a summary discussing the nature to the acquisition and the accounting implications. The statements should show the adjustments in a separate column showing the reverse acquisition and the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by Regulation S-X, Article 3-01. See Regulation S-X, Article
11-02 (b) (4) and (6). Furthermore all adjustments should be referenced to notes which clearly explain the assumptions involved.

The pro forma balance sheet has been revised to reflect financial information through December 31, 2004. The pro forma information includes a summary discussing the acquisition and accounting implications, and a separate column of adjustments reflecting the reverse acquisition. The condensed balance sheet has been computed assuming the transaction was consummated at the end of the most recent period and all adjustments are referenced to a note explaining the assumptions involved.

2.

Explain why the pro forma condensed income statement is not presented using 1st Net Technologies’ most recent fiscal year. Furthermore, explain why the pro forma condensed income statement presented is combining 1st Net Technologies, Inc. three months ended September 30, 2004 results with VOS Systems,
Inc. twelve months ended September 30, 2004 results. See Regulation S-X, Article 11-02 (c) (2) (i) and 11-
02 (c) (3). Additionally, explain why the pro forma condensed income statement does not include any adjustments when arriving at the pro forma results. See Regulation S-X, Article 11-02 (b) (6). Ensure that the periods included in each pro forma statement are accurately labeled and identified.

The pro forma statement of operations has been revised to include the December 31, 2004 year-end financial information for 1st Net Technologies, Inc. and the September 30, 2004 year-end financial information for VOS Systems, Inc. There was no updating of the VOS income statement as the year-ends of both companies fall within 93 days as required by Regulation S-X, Article 11-02 (c) (3). The pro forma information includes a separate column of adjustments resulting from the reverse acquisition. The condensed statement of operations has been computed assuming the transaction was consummated at the beginning of the fiscal years presented.

Form 10-KSB for the year ended December 31, 2003

Auditor’s Opinion, Page F-2

3.

Explain why the heading in the auditor’s opinion is not titled “Report of Independent Registered Public Accounting Firm”. Refer to the appendix to the Public Company Accounting Oversight Board (PCAOB) Auditing Standard #1 for an illustrative example. Furthermore, explain why the audit opinion does not reference the Public Accounting Oversight Board. Refer to PCAOB Auditing Standard #1, Section A.

The auditor’s opinion has been revised to include the proper title and reference to the Public Company Accounting oversight Board.

Lease Obligations, Page F-10

4.

Explain how you consider your disclosure controls and procedures effective (your page 9) despite the fact that a lease obligation disclosed in your financial results was in reality the obligation of an affiliate. Indicate why the reversal of the lease obligation represents a gain instead of a correction of an accounting error since the lease never represented an obligation of the company. See paragraph 13 of APB 20. Cite the accounting literature that supports your accounting. Additionally, explain how the lack of a contract with a landlord since 2001 releases you from your lease obligation. In this regard, what factors were considered to arrive at the conclusion the probability of collection actions on the office lease is remote?

1st Net did use the copier that was subject to the lease obligation. Accordingly, 1st Net recognized rent expense and a related liability associated with the use of the copier. These transactions were properly recorded on 1st Net’s books and did not result from an accounting error. However, because the liability was owed to a related party and not to the original lessor, the December 31, 2003 financial statements have been amended to reclassify the gain as contributed capital.

Regarding the office lease obligation; due to a change in ownership of the building where the office lease was located and the lack of contact with the landlord since 2001, management determined the probability of collection actions on the office lease to be remote.

Extinguished Obligations, Page F-12

5.

Explain to us your payroll tax accrual process. In this regard, since you have operated as a public shell since August 2001, what consideration did you take into account when arriving at the payroll tax accrual? Furthermore, we note that you recorded an accrual for terminating operations for $350,000 in December 2000. Tell us how you estimated the accrual and cite the accounting literature that supports your accounting. See EITF 94-3. Tell us how much of the $191,332 of liabilities incurred during 2001 through 2003 relates to each year and indicate the nature of the liabilities incurred. Indicate why the reversal of the remaining accrual does not represent a correction of an accounting error.

1st Net’s payroll tax accruals relate to the periods prior to 2001, when 1st Net was an operating company and not a public shell. 1st Net recorded accrued payroll taxes at the time it paid compensation to its employees and subsequently recorded penalties and interest when the payroll taxes were not paid. During the year ended December 31, 2003, 1st Net adjusted its payroll tax accruals based on negotiations with the Internal Revenue Service.

During the year ended December 31, 2000, 1st Net underwent a change in management and a corporate restructuring. The Company’s management recorded a corporate restructuring liability at December 31, 2000 in the amount of $350,000. Management estimated the liability based on costs associated with employee reductions, relocation of the corporate headquarters and other expenses related to its plan to restructure and cease operations. The Company recognized liabilities totaling $191,332 ($161,085, $25,247, and $5,000 during the years ended December 31, 2001, 2002 and 2003, respectively) through December 31, 2003, which reduced the restructuring liability to $158,668. At December 31, 2003, management determined that it had over-estimated the original restructuring liability and revised its estimate, which reduced the liability to zero. The removal of the remaining restructuring liability has been recorded as a change in accounting estimate and not the correction of an accounting error.

6.

Please clarify the statement that your “accountant’s (sic) cannot complete the financial statements to be included in [your] Annual Report on Form 10-KSB for the year ended December 31, 2003.” Explain why your Independent Registered Public Accounting Firm affects your ability to file your Form 10-KSB timely.

The statement included in the Form 12b-25 was not properly worded. The independent registered public accounting firm could not complete its audit procedures by a date that would allow 1st Net to file its December 31, 2003 Form 10-KSB within the 90-day requirement. As a result, 1st Net filed the Form 12b-25 to extend the filing deadline for its Form 10-KSB.

END OF RESPONSES